(212) 474-1740

September 30, 2015

Precision Castparts Corp.

Preliminary Proxy Statement on Schedule 14A

File No. 1-10348

Dear Mr. Ingram:

We refer to the letter dated September 28, 2015 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to Precision Castparts Corp. (the “Company”) setting forth the comments of the staff of the Commission (the “Staff”) on the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 1-10348, filed on September 4, 2015 (the “Proxy Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience two clean copies of the Amended Proxy Statement and two copies of the Amended Proxy Statement that have been marked to show changes made to the originally filed Proxy Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Amended Proxy Statement.

Summary Term Sheet, page 1

Opinion of Credit Suisse, Financial Advisor to the Company, Page 3

1.	Please disclose here and on page 38 the amount that Credit Suisse will be paid in connection with the merger, all of which is contingent upon completion of this merger.

Response: In response to the Staff’s comment, the Company has disclosed Credit Suisse’s fee on page 3 and page 38 of the Amended Proxy Statement.

Interests of the Company’s Directors and Executive Officers in the Merger, page 4

2.	Please quantify the aggregate value of the benefits that Precision Castparts directors and executive officers will receive as a result of their interests in the merger.

Response: In response to the Staff’s comment, the Company has amended the disclosure on page 4, page 48 and page 53 of the Amended Proxy Statement to quantify the aggregate value of the benefits that the Company’s directors and executive officers will receive as a result of their interests in the merger.

Opinion of Credit Suisse, Financial Advisor to the Company, Page 34

3.	Please include the fees paid to Credit Suisse for each of the services listed in second paragraph on page 38. See Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has amended the disclosure on page 38 of the Amended Proxy Statement to provide additional detail regarding fees paid to Credit Suisse by the Company and by Berkshire Hathaway Inc. and its affiliates within the past two years.

*     *     *     *

The Company’s acknowledgment of the statements for which you requested acknowledgment in the Comment Letter is set forth in Annex A to this letter.

Please contact me at (212) 474-1740 with any questions you may have regarding the Proxy Statement or this letter. Electronic mail transmissions may be sent to me at gschoen@cravath.com and facsimile transmissions may be sent to my attention at (212) 474-3700.

Sincerely,

/s/ George F. Schoen

George F. Schoen

Mr. Jay Ingram

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Copy to:

Mr. David Korvin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Encls.

VIA FEDERAL EXPRESS AND EDGAR

Copy to:

Ms. Ruth Beyer

Senior Vice President, General Counsel and Secretary

Precision Castparts Corp.

4650 SW Macadam Avenue, Suite 400

Portland, OR 97239

VIA EMAIL

Annex A

On behalf of Precision Castparts Corp. (the “Company”) and in connection with the filing of Amendment No. 1 to the Preliminary Proxy Statement, File No. 1-10348 (the “Proxy Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Precision Castparts Corp.

by
/s/ Ruth A. Beyer
	Name:	Ruth Beyer
	Title:	Senior Vice President, General Counsel and Secretary

Date: September 30, 2015